

November 5, 2008

Room 7010

Bobby D. O'Brien
Vice President and Chief Financial Officer
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

>   **Re: Valhi, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **File No. 001-05467**

Dear Mr. O'Brien:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 30, 2007

Item 1. Business

Segments

Component Products Segment – CompX International Inc.

1.   We note from your risk factors entitled "Our failure to enter into new markets with our current component products business …" and "Our development of new component products … is critical …" that you consider the development of new component products and innovative features to be critical to sustain and grow your Component Products Segment sales. If research and development activities are material to this segment, please revise the narrative description of your business in future filings to discuss these activities, and disclose the estimated amount spent during each of the last three fiscal years on research and development in this segment.

2.   With regards to your 50% interest in a manufacturing joint venture with a subsidiary of Huntsman Corporation, please tell us whether or not any of the current business negotiations of Huntsman Corp, specifically the sale of Huntsman to Hexion, will impact the joint venture arrangement, the parties involved or your interest in the joint venture.

Item 3. Legal Proceedings

3.   You state that plaintiffs in several of the lawsuits you describe are seeking compensatory or punitive damages, but in some cases you do not disclose the amount claimed. Please tell us supplementally with a view toward disclosure in future filings whether amounts are specified in these suits and if so, why you have not disclosed such amounts. We may have additional comments upon review of your response.

Item 5. Market For Registrant's Common Equity…

4.   We observe from your disclosure in your definitive proxy statement that certain of your named executive officers held stock options as of December 31, 2007. Please tell us supplementally why you have not included information about securities authorized for issuance under equity compensation plans, as required by Item 201(d) of Regulation S-K, in this item.

Item 7. Management's Discussion and Analysis

Chemicals

5.   You disclose that your 2007 chemical segment sales decreased in part due to a 4% decline in your average selling prices. Please revise future filings to indicate why

prices declined. If you believe this is a trend that will continue, address how management is going to address this negative trend.

6.   You disclose that in your chemicals segment, your cost of sales increased in 2007 primarily due to the impact of higher sales, values, *lower* utility costs, lower production volumes, and the effect of changes in currency exchange rates and higher operating costs. Please revise future filings to quantify each of these components that impacted your cost of sales and indicate the reasons for such changes.

Component Products

7.   You disclose that net sales in your component product segment decreased in 2007 primarily due to lower sales of certain products to the office furniture market where Asian competitors have established selling prices at a level below which you consider would return a minimal margin. In future filings, expand your discussion to indicate how management plans to address this negative trend.

8.   You disclose that gross margins increased in your component products segment as a result of improved product mix and improvements in your operating efficiency through cost reductions. Please revise future filings to discuss in detail and quantify the changes in the product mix and the specific steps you are taking to cut costs. To the extent you have implemented a cost reduction program that will impact future operations, please disclose the terms of this program, any charges you will incur to implement the program and any savings you anticipate having from this program.

Critical accounting policies and estimates

9.   We note you tested the long-lived assets in your WCS operations during 2007. With regards to this impairment test, please tell us and disclose in future filings, your specific critical accounting estimates and assumptions, including how you arrived at the estimate of fair value for the WCS reporting unit and whether your assumptions are reasonably likely to change in the future. You should analyze the specific sensitivity of the fair value estimate to change, based on other outcomes that are reasonably likely to occur and would have a material effect, as well as the amount of headroom between the estimated fair value and carrying value for your reporting unit and the possible impact on the financial statements. You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. See Section V of SEC Release 33-8350, *Commission Guidance*

Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information and revise to include appropriate disclosure relating to your critical accounting estimates and assumptions.

10.   Please tell us whether or not your other reporting units were tested for impairment and if so, please disclose the results of those tests, including the amount of headroom between the carrying value of the assets and their recoverable amount. If not, please tell us your consideration of paragraph 8 of SFAS 144 as it relates to these assets.

11.   In future filings, please expand your discussion of critical accounting policies, specifically goodwill and retirement benefits to address the existence of material estimates or assumptions, how these matters may affect the financial statements and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
   - With regards to your retirement benefits policy, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.
   - With regards to your goodwill policy, please ensure your policy includes discussion on how you determined your reporting units and your basis for determining the units under paragraphs 30 – 36 of SFAS 142. Further address why certain reporting units were valued using level 1 inputs when others were valued using level 3.

   Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Liquidity

12.   We note that a portion of your cash provided by operating activities was provided by your parent. Please tell us whether or not sales are made to or from Contran. To the extent you have related party transactions with your parent, please revise the financial statements, in future filings, to separately identify related party transactions on the face of each statement, including revenue, expenses, and amounts receivable and payable to marketing companies that meet the definition of a related party. Otherwise, clarify how your parent provides you operating cash flows. Refer to Rule 1-02(b) of Regulation S-X and SFAS 57.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

13.   Considering your existing disclosures regarding the increased raw material costs in 2007 and the significant impact the raw materials costs had on your operations, a discussion of commodity price risk management strategies appears appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your commodity price exposure, your risk management strategies, or if you don't manage this risk, a statement disclosing that fact.

Note 21 – Quarterly results of operations

14.   We note that during the three month period ending June 30, 2007, net income decreased to a net loss of $4.9 million and continued to decrease in the third quarter ending September 30, 2007, to $52.7 million. Please tell us and disclose the reasons for this decrease in net income during the second and third quarters. Note that the effect of any significant changes, events and/or circumstances on your quarterly data should be discussed in accordance with Item 302 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers and Directors and Other Information

Compensation Discussion and Analysis

Intercorporate Services Agreements

15.   We note that you share the expense of your executive officers' services, among other costs, with related entities based on your intercorporate services agreements with Contran Corporation and that your respective share of these costs are considered and approved by your board of directors. Please tell us supplementally, with a view toward disclosure in future filings, the extent to which Valhi's management development and compensation committee is informed of, considers or provides feedback to Contran regarding executive performance and the CD&A items (such as, for example, what Valhi believes compensation should be designed to reward) described in Item 402(b) of Regulation S-K in recommending to approve the proposed ISA fee. For example, does the Valhi committee know about and consider Contran's compensation

policies to ensure that they are consistent with Valhi's objectives and requirements for effective management of the company? Further, if Valhi has objectives and requirements for the effective management of the company that are linked to or rewarded by compensation, what are those objectives and requirements and how does Valhi believe they are met? Does Valhi provide Contran with any type of feedback on executive performance in order for Contran to set various elements of compensation?

Summary of Cash and Certain Other Compensation of Executive Officers

2007 Summary Compensation Table

16. We understand that the cost of your executive officers' services, which comprises part of the fee you pay Contran, includes a bonus amount. In future filings, please include a "bonus" column and related disclosure in your summary compensation table. See Items 402(c)(1) and (c)(2)(iv).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Hagen Ganem, Attorney, at (202) 551- 3330 or Pamela A. Long at (202) 551-3760.

Sincerely,

Terence O'Brien
Branch Chief